UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

By agreement dated March 22, 2022, Newegg Commerce, Inc. (the “Company”), Mr. Fred Chang (“Mr. Chang”), and other Company shareholders entered into an amendment (the “First Amendment”) to the Company’s Amended and Restated Shareholders Agreement dated as of May 19, 2021 (the “Shareholders Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholders Agreement. The First Amendment made the ROFR Right in Section 1.03 apply only to 90% of the shares of the Company’s common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021.

Subsequent to execution of the First Amendment, the Company granted an exception to its currently effective Insider Trading Policy to Mr. Chang to allow Mr. Chang to enter into one or more agreements with one or more banks, pursuant to which such banks may extend loans to Mr. Chang and Mr. Chang may pledge a certain number of Company shares, not to exceed 32,000,000 shares in the aggregate, owned by Mr. Chang to such banks as security for such loans.

The above description of the First Amendment is not complete and is qualified in its entirety by the actual terms of the First Amendment, a copy of which is attached hereto as Exhibit 1.1.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Title
1.1	First Amendment to the Amended and Restated Shareholders Agreement, dated as of March 22, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

April 28, 2022	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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